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February 12, 2015

Via EDGAR and Hand Delivery
H. Roger Schwall

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:                             Nabors Red Lion Limited
Amendment No. 6 to Registration Statement on Form S-4
Filed February 6, 2015
File No. 333-199004

Dear Mr. Schwall:

On behalf of our client Nabors Red Lion Limited (the “Company” or “Red Lion”), set forth below are responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) in your letter dated February 11, 2015, with respect to Amendment No. 6 to the Company’s registration statement on Form S-4 (Registration No. 333-199004) (the “Registration Statement”) filed with the Commission on February 6, 2015.

This letter and Amendment No. 7 (“Amendment No. 7”) to the Registration Statement are being filed electronically via the EDGAR system today. In addition to the EDGAR filing, we are delivering a hard copy of this letter, along with six copies of Amendment No. 7 marked to indicate changes from Amendment No. 6.

For the Staff’s convenience, the text of the Staff’s comments is set forth below in bold followed in each case by the response. Terms not otherwise defined in this letter shall have the meanings set forth in Amendment No. 7. All references to page numbers in these responses are to the pages in the marked version of Amendment No. 7.

C&J Executive Compensation, page 116

1.                                      Please provide director compensation information for Messrs. Linn and Kotts.  Refer to Item 18(a)(7)(ii) of Form S-4 and Item 402(k) of Regulation S-K.

Response:  The disclosure on pages 103 and 104 of Amendment No. 7 has been revised in response to the Staff’s comment.

Exhibits

General

2.                                      We note that Schedule A to the Red Lion Transition Services Agreement submitted on February 6, 2015 provides that “Certain Services contemplated herein and intended to be governed by this Agreement are described in further detail in that certain Project Services Agreement by and between Nabors Corporate Services, Inc. (“NCS”) and C&J, including in Annexes 1-10 thereto.”  Please tell us why the disclosure in your prospectus makes no reference to the Project Services Agreement, and provide your analysis as to whether such agreement is required to be filed under Item 601 of Regulation S-K.

Response:  The Company respectfully submits that Item 601(b)(10) of Regulation S-K does not require the Company to file the Project Services Agreement because the Project Services Agreement is immaterial in amount and significance to the Company. The project services contemplated by this agreement have been substantially completed as of the date of this letter, and those that are not already complete will be fully performed within 10 business days of the completion of the Transactions.  The total amount to be paid by Red Lion to Nabors in connection with the project services performed after the closing of the Transactions is expected to be less than $12,500.

Exhibits 10.1 and 10.14

3.                                      Please re-file each of the transition services agreements to include all exhibits and schedules to such agreements.  We note your related undertaking in your letter dated December 1, 2014.

Response:  The form of the Red Lion Transition Services Agreement and the form of the Nabors Transition Services Agreement, each including all exhibits and schedules thereto, have been filed as Exhibits 10.1 and 10.14, respectively, to Amendment No. 7 in response to the Staff’s comment.

Exhibit 5.1

4.                                      Please file the executed legality opinion.

Response:  The executed opinion of Conyers Dill & Pearman Limited, as to the validity of the Nabors Red Lion Limited common shares being registered pursuant to the Registration Statement, has been filed as Exhibit 5.1 to Amendment No. 7 in response to the Staff’s comment.

Exhibit 8.3

5.                                      Please obtain and file an updated tax opinion from Fried, Frank, Harris, Shriver & Jacobson LLP.  In that regard, we note that the opinion of counsel reflected in the prospectus has changed since the opinion dated November 28, 2014 that is on file as Exhibit 8.3.

Response:  The updated tax opinion of Fried, Frank, Harris, Shriver & Jacobson LLP has been filed as Exhibit 8.3 to Amendment No. 7 in response to the Staff’s comment.

If you have any questions, please do not hesitate to contact the undersigned at (212) 530-5671 or Scott W. Golenbock at (212) 530-5181.

Sincerely,

/s/ Charles J. Conroy

Charles J. Conroy

cc:                                Laura W. Doerre, Nabors Corporate Services, Inc.

Theodore R. Moore, C&J Energy Services, Inc.

Jeffery B. Floyd, Vinson & Elkins L.L.P.

Stephen M. Gill, Vinson & Elkins L.L.P.

Scott W. Golenbock, Milbank, Tweed, Hadley & McCloy LLP